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                                                                  March 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY
--------------------------------

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

    Re:   Ricoh Company, Ltd.
          Form 20-F for the Fiscal Year Ended March 31, 2012
          Filed July 19, 2012
          File No. 002-68279
          ------------------

Dear Mr. Vaughn:

    In connection with the comments regarding the annual report of Ricoh Company, Ltd. ("Ricoh") on Form 20-F for the fiscal year ended March 31, 2012 in your letter dated February 18, 2013, we offer the following responses. For the convenience of the staff of the United States Securities and Exchange Commission (the "Commission"), we have reproduced the comments set forth in your letter in boldface type, which is followed by our responses.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2012
-------------------------------------------

GENERAL
-------

1. YOU STATED IN YOUR LETTER TO US DATED APRIL 10, 2009 THAT YOU HAD UNAFFILIATED DISTRIBUTORS IN IRAN, SUDAN, AND SYRIA, AND THAT YOU DID NOT ANTICIPATE ANY MATERIAL CHANGE IN THE EXTENT OR NATURE OF YOUR ACTIVITIES IN THOSE COUNTRIES IN THE NEAR FUTURE. AS YOU KNOW, IRAN, SUDAN, AND SYRIA ARE IDENTIFIED BY THE U.S. DEPARTMENT OF STATE AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. YOUR FORM 20-F DOES NOT INCLUDE DISCLOSURE REGARDING CONTACTS WITH IRAN, SUDAN, AND SYRIA. PLEASE DESCRIBE TO US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH IRAN, SUDAN, AND SYRIA, WHETHER THROUGH DIRECT OR INDIRECT ARRANGEMENTS, SINCE THE REFERENCED LETTER. YOUR RESPONSE SHOULD DESCRIBE ANY PRODUCTS, EQUIPMENT, COMPONENTS, TECHNOLOGY, AND SERVICES YOU HAVE PROVIDED TO THOSE COUNTRIES, AND ANY AGREEMENTS, ARRANGEMENTS, OR OTHER CONTACTS YOU HAVE HAD WITH THE GOVERNMENTS OF THOSE COUNTRIES OR ENTITIES THEY CONTROL.

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     RESPONSE:

     As stated in our April 10, 2009 letter to you, Ricoh does not have any direct or indirect subsidiaries or affiliates in Iran, Sudan or Syria, nor does it have any factories or other properties located in such countries. Ricoh's indirect non-U.S. subsidiary, Ricoh International B.V. (a company organized under the laws of the Netherlands) sells Ricoh products to certain unaffiliated distributors (including those that are listed on Ricoh's website) in Iran, Sudan and Syria. In addition, as discussed below, such subsidiary also sells and rents Ricoh products to offices of certain international organizations located in Sudan. The products so sold or rented in Iran, Sudan and Syria are not sold or rented by Ricoh's subsidiaries or affiliates organized in the United States, and Ricoh and its subsidiaries and affiliates have in place appropriate policies and procedures to ensure that permissible transactions are conducted in full compliance with applicable laws and regulations.

     For the fiscal years ended March 31, 2010, 2011 and 2012, Ricoh's total consolidated net sales were Yen 2,015.8 billion, Yen 1,941.3 billion and Yen 1,903.4 billion, respectively. Ricoh's limited business contact with each country is discussed below. The financial figures provided below for each country is based primarily on information provided to us by the indirect subsidiary noted above in response to inquiries we initiated to respond to your queries. As you will note, however, the business with these countries continues to be de minimis and not material, either individually or in the aggregate, to Ricoh.

     Iran
     ----

     As noted above, Ricoh's indirect non-U.S. subsidiary sells MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, and related parts and supplies of such products to certain unaffiliated distributors in Iran.

     For the fiscal years ended March 31, 2010, 2011 and 2012, consolidated net sales to Iran were approximately Yen 483.1 million, Yen 905.4 million and Yen 916.4 million, respectively. As a percentage of total consolidated net sales, consolidated net sales to Iran for the fiscal years ended March 31, 2010, 2011, 2012 comprised approximately 0.024%, 0.047% and 0.048%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base in Iran and does not anticipate any material change in the extent or nature of its activities in Iran in the near future.

     While sales to the unaffiliated distributors in Iran were conducted pursuant to certain distribution agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Iran or any entity controlled by the government of Iran.

                                       2

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     Sudan
     -----

     As noted above, Ricoh's indirect non-U.S. subsidiary sells MFPs (multifunctional printers), copiers, laser printers, digital duplicators, facsimile, and related parts and supplies of such products to certain unaffiliated distributors in Sudan. In addition, such non-U.S. subsidiary also sells and rents these Ricoh products to offices of international organizations (such as the United Nations Mission in Sudan and the United Nations Mission in Darfur) located in Sudan.

     For the fiscal years ended March 31, 2010, 2011 and 2012, consolidated net sales to Sudan were approximately Yen 193.2 million, Yen 377.6 million and Yen 351.7 million, respectively. As a percentage of total consolidated net sales, consolidated net sales to Sudan for the fiscal years ended March 31, 2010, 2011, 2012 comprised approximately 0.010%, 0.019% and 0.018%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base or its sales or rentals to offices of international organizations located in Sudan and does not anticipate any material change in the extent or nature of its activities in Sudan in the near future.

     While sales to the unaffiliated distributors in Sudan were conducted pursuant to certain distribution agreements and sales and rentals to offices of international organizations located in Sudan were conducted pursuant to certain sales or rental agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Sudan or any entity controlled by the government of Sudan.

     Syria
     -----

     As noted above, Ricoh's indirect non-U.S. subsidiary sells MFPs (multifunctional printers), copiers, laser printers, digital duplicators, and related parts and supplies of such products to certain unaffiliated distributors in Syria.

     For the fiscal years ended March 31, 2010, 2011 and 2012, consolidated net sales to Syria were approximately Yen 76.2 million, Yen 124.1 million and Yen 40.6 million, respectively. As a percentage of total consolidated net sales, consolidated net sales to Syria for the fiscal years ended March 31, 2010, 2011, 2012 comprised approximately 0.004%, 0.006% and 0.002%, respectively. Ricoh does not have any plans to increase its unaffiliated distributor base in Syria and does not anticipate any material change in the extent or nature of its activities in Syria in the near future.

     While sales to the unaffiliated distributors in Syria were conducted pursuant to certain distribution agreements, to the best of Ricoh's knowledge, it has not directly or indirectly entered into any agreement or commercial arrangement, nor does it have any direct or indirect contact, with the government of Syria or any entity controlled by the government of Syria.

2. PLEASE DISCUSS THE MATERIALITY OF ANY CONTACTS WITH IRAN, SUDAN, AND SYRIA DESCRIBED IN RESPONSE TO THE FOREGOING COMMENT, AND WHETHER THOSE CONTACTS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE APPROXIMATE DOLLAR AMOUNTS OF ANY ASSOCIATED REVENUES, ASSETS, AND LIABILITIES FOR THE LAST THREE FISCAL YEARS AND ANY SUBSEQUENT PERIOD. ALSO, ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. AS YOU KNOW, VARIOUS STATE AND MUNICIPAL GOVERNMENTS, UNIVERSITIES, AND OTHER INVESTORS HAVE PROPOSED OR ADOPTED DIVESTMENT OR SIMILAR INITIATIVES REGARDING INVESTMENT IN COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES THAT HAVE OPERATIONS ASSOCIATED WITH IRAN, SUDAN, OR SYRIA.

                                       3

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     RESPONSE:

     As discussed in more detail in the response to Comment 1 above, as a percentage of total consolidated net sales, Ricoh's consolidated net sales derived from each of Iran, Sudan and Syria did not exceed 0.05% for each such country during the fiscal years ended March 31, 2010, 2011 and 2012. In addition, as a percentage of Ricoh's total consolidated net sales, the aggregate consolidated net sales derived from Iran, Sudan and Syria collectively did not exceed 0.08% for any of the fiscal years ended March 31, 2010, 2011 and 2012. Accordingly, Ricoh does not view its business contracts with Iran, Sudan or Syria to be quantitatively material to Ricoh or its investors.

     In addition, Ricoh does not believe that its limited business contacts with Iran, Sudan and Syria to be qualitatively material to its reputation or its share value because (i) Ricoh has in place policies and procedures that ensure that transactions with Iran, Sudan and Syria are in compliance with applicable laws and regulations, (ii) Ricoh does not have any subsidiaries or affiliates, factories or other properties in Iran, Sudan or Syria and
     (iii) the agreements entered into by the indirect non-U.S. subsidiary of Ricoh as they relate to Iran, Sudan or Syria are for the distribution through unaffiliated distributors, or the sale or rental to offices of international organizations located in such countries, of a limited selection of Ricoh products solely for general commercial use. Ricoh products sold in Iran, Sudan and Syria have strictly non-sensitive commercial applications; they do not have military or dual-use applications nor are they the type of products that can contribute to human rights abuses.

     Ricoh recognizes that some institutional and government investors have announced their concerns about investing in companies that do business with countries that are U.S.-designated state sponsors of terrorism; and in addition, various governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Ricoh will continue to monitor such legislation as well as the level of investor concern regarding its business contacts with those countries.

     At the current time, however, given the limited amount of business and the safeguards for regulatory compliance Ricoh has in place, Ricoh continues to believe that its limited sales into Iran, Sudan and Syria (i) are not material to its operations or financial results, (ii) do not present a material investment risk to its investors and (iii) are not reasonably likely to have any adverse effect on its reputation or share value. If this situation were to change, Ricoh will consider including appropriate disclosure in its Annual Report on Form 20-F and other filings with the Commission.

                                       4

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ITEM 5. OPERATING FINANCIAL REVIEW AND PROSPECTS, PAGE 35
---------------------------------------------------------

RESTRUCTURING CHARGES, PAGE 47
------------------------------

3. WE NOTE THAT DURING THE YEAR ENDED MARCH 31, 2012 YOU INCURRED YEN 30.1 BILLION OF RESTRUCTURING CHARGES BUT YOUR DISCUSSION OF YOUR REASONS FOR THE CHARGE, ITS EXPECTED IMPACT AND THE GOALS OF THE RESTRUCTURING PLAN ARE UNCLEAR. PLEASE REFER TO THE STAFF'S VIEWS EXPRESSED IN SAB TOPIC 5-P.4 ON DISCLOSURES RELATING TO RESTRUCTURING PLANS AND IN FUTURE FILINGS PLEASE REVISE YOUR DISCLOSURE TO ADDRESS THE FOLLOWING:

     . DISCLOSE THE SPECIFIC ADVERSE ECONOMIC, BUSINESS, COMPETITIVE, OR OTHER FACTORS THAT PRECIPITATED THE MATERIAL RESTRUCTURING CHARGES.

     . QUANTIFY AND DISCLOSE THE EXPECTED EFFECTS ON FUTURE EARNINGS AND CASH FLOWS RESULTING FROM THE RESTRUCTURING PLAN (FOR EXAMPLE, REDUCED DEPRECIATION, REDUCED EMPLOYEE EXPENSE, ETC.), ALONG WITH THE INITIAL PERIOD IN WHICH THOSE EFFECTS ARE EXPECTED TO BE REALIZED.

     . DISCUSS WHETHER THE COST SAVINGS ARE EXPECTED TO BE OFFSET BY ANTICIPATED INCREASES IN OTHER EXPENSES OR REDUCED REVENUES.

     . CLEARLY IDENTIFY THE INCOME STATEMENT LINE ITEMS TO BE IMPACTED (FOR EXAMPLE, COST OF SALES; MARKETING; SELLING, GENERAL AND ADMINISTRATIVE EXPENSES; ETC.).

      . IN FUTURE PERIODS IF ACTUAL SAVINGS ANTICIPATED BY THE RESTRUCTURING PLAN ARE NOT ACHIEVED AS EXPECTED OR ARE ACHIEVED IN PERIODS OTHER THAN AS EXPECTED, MD&A SHOULD DISCUSS THAT OUTCOME, ITS REASONS, AND ITS LIKELY EFFECTS ON FUTURE OPERATING RESULTS AND LIQUIDITY.

     RESPONSE:

     In accordance with your comment, Ricoh will revise the disclosure in future filings (where appropriate, such as in Item 5 and/or in the footnotes to its consolidated financial statements) to disclose the items noted above in connection with Ricoh's restructuring plan and any restructuring charges.

     IMAGING AND SOLUTIONS, PAGE 49
     ------------------------------

4. WE NOTE THAT YOU RECOGNIZED A YEN 37.0 BILLION IMPAIRMENT LOSS ON YOUR GOODWILL AND LONG-LIVED ASSETS RELATED TO YOUR PRODUCTION PRINTING BUSINESS. PLEASE TELL US THE PRIMARY UNDERLYING FACTORS THAT RESULTED IN THE GOODWILL IMPAIRMENT CHARGES. ALSO, DISCUSS HOW YOUR IMPAIRMENT CHARGES AFFECTED YOUR EXPECTATIONS REGARDING YOUR FUTURE OPERATING RESULTS AND LIQUIDITY.

     RESPONSE:

     The production printing business is one of Ricoh's key strategic business areas that it plans to continue strengthening. To provide customers with leading edge products and services to meet and exceed their requirements, Ricoh has relied increasingly on mergers & acquisitions as one of its key strategies to increase its presence in the production printing market. For example, in October 2004 Ricoh acquired Hitachi Printing Solutions, Ltd./1/ from Hitachi, Ltd. and in June 2007 Ricoh formed a joint venture company, InfoPrint Solutions Company, LLC/2/, with International Business Machines Corporation.

----------------------
/1/  Hitachi Printing Solutions, Ltd. is now known as Ricoh Printing Systems,
     Ltd.
/2/ InfoPrint Solutions Company, LLC is now a wholly owned subsidiary of Ricoh and is known as Ricoh Production Printing Solutions LLC.

                                       5

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     The global financial crisis in the second half of fiscal year 2008 (i.e., the fiscal year ended March 31, 2009), which affected particularly the U.S. market, the Euro crisis from the second half of fiscal year 2009 (i.e., the fiscal year ended March 31, 2010), which affected particularly the European market, and the continued strengthening of the Japanese Yen against foreign currencies throughout this period, resulted in a significant decrease in demand for production printing products and services, which lingered to a greater degree than Ricoh anticipated for fiscal year 2011 (i.e., the fiscal year ended March 31, 2012). While Ricoh was able to increase sales of cut sheet production printing printers manufactured by companies within the Ricoh Group to the initially forecasted levels during the three year period, it struggled to increase sales of continuous feed production printing printers, the line up of which is comprised mainly of products manufactured by third parties. Accordingly, as a whole, Ricoh was not able to achieve its forecasted production printing sales level during this period and revised the future projection of its production printing business downward in fiscal year 2011. As a result, the carrying amount of goodwill assigned to Ricoh's Production Printing reporting unit exceeded the implied fair value of that goodwill based on an annual impairment test of goodwill, thus, resulting in a goodwill impairment.

     Although Ricoh recorded a goodwill impairment loss for fiscal year 2011, the production printing business will continue to be one of Ricoh's core strategic business areas, and Ricoh will continue to steadily increase sales of its production printing business focusing on cut sheet production printing printers. Accordingly, Ricoh does not believe that the impairment loss recorded in fiscal year 2011 will have any significant impact on its future operations of this business and/or its liquidity. Ricoh is continually introducing new products along with implementing structural changes to strengthen its marketing capabilities for this business and it expects sales in its production printing business to grow in the future.

                                       6

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                                      * * *

     In connection with our response to your comments on our filing, we acknowledge that (i) Ricoh is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ricoh may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding our responses, please do not hesitate to contact my colleague Hisaki Tsunoda, General Manager of Accounting Department (+81-3-6278-4901; hisaki.tsunoda@nts.ricoh.co.jp) or myself (+81-3-6278-4600; zenji.miura@nts.ricoh.co.jp) either by phone and/or email.

                                   Sincerely,

                                   /s/ Zenji Miura
                                   -----------------------------------
                                   Zenji Miura
                                   Deputy President and Chief Financial Officer
                                   Representative Director
                                   Ricoh Company, Ltd.

cc:  Ms. Eric Atallah, Staff Accountant
     United States Securities and Exchange Commission

                                       7